FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated February 29, 2024

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 19 February 2024 (official registry number 2114) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 20 and 28 February 2024 (both inclusive).

The cash amount of the shares purchased to 28 February 2024 as a result of the execution of the Buy-back Programme amounts to 154,973,617 Euros, which represents approximately 10.6% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
20/02/2024	SAN	Purchase	XMAD	8,549,429	3.7752
20/02/2024	SAN	Purchase	CEUX	931,932	3.7897
20/02/2024	SAN	Purchase	TQEX	182,982	3.8007
20/02/2024	SAN	Purchase	AQEU	324,809	3.7904
21/02/2024	SAN	Purchase	XMAD	4,806,937	3.8181
21/02/2024	SAN	Purchase	CEUX	1,375,626	3.8199
21/02/2024	SAN	Purchase	TQEX	175,980	3.8209
21/02/2024	SAN	Purchase	AQEU	352,305	3.8208
22/02/2024	SAN	Purchase	XMAD	4,390,358	3.8457
22/02/2024	SAN	Purchase	CEUX	1,200,689	3.8495
22/02/2024	SAN	Purchase	TQEX	249,304	3.8473
22/02/2024	SAN	Purchase	AQEU	459,649	3.8470
23/02/2024	SAN	Purchase	XMAD	2,295,603	3.8164
23/02/2024	SAN	Purchase	CEUX	662,224	3.8228
23/02/2024	SAN	Purchase	TQEX	87,359	3.8204
23/02/2024	SAN	Purchase	AQEU	154,814	3.8248
26/02/2024	SAN	Purchase	XMAD	3,480,262	3.8283
26/02/2024	SAN	Purchase	CEUX	1,317,533	3.8298
26/02/2024	SAN	Purchase	TQEX	138,394	3.8299
26/02/2024	SAN	Purchase	AQEU	463,811	3.8270
27/02/2024	SAN	Purchase	XMAD	3,179,538	3.8164
27/02/2024	SAN	Purchase	CEUX	1,191,257	3.8154

27/02/2024	SAN	Purchase	TQEX	166,787	3.8153
27/02/2024	SAN	Purchase	AQEU	462,418	3.8144
28/02/2024	SAN	Purchase	XMAD	3,099,603	3.8516
28/02/2024	SAN	Purchase	CEUX	611,080	3.8516
28/02/2024	SAN	Purchase	TQEX	93,646	3.8527
28/02/2024	SAN	Purchase	AQEU	195,671	3.8522
			TOTAL	40,600,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 29 February 2024

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 20/02/2024 and 28/02/2024 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-20-a-28-febrero-2024.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 29, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance